UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

April 28, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A

Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 4. Changes in Issuer’s Certifying Accountant

On April 28, 2017, KeyStone Solutions, Inc., a Delaware corporation (the “Company”), was notified by CohnReznick LLP (“CohnReznick”) that CohnReznick resigned, effective on the same date, from its engagement as the Company’s independent registered public accounting firm. CohnReznick had previously been engaged on November 3, 2016 to serve as the auditors of the Company’s consolidated financial statements as of and for the years ended December 31, 2016 and 2015, and on January 24, 2017 to serve as the auditors of Firestorm Solutions, LLC’s and Firestorm Franchising, LLC’s financial statements as of and for the years ended December 31, 2016 and 2015. The audits for which CohnReznick was engaged were not completed and no auditor’s reports were issued.

Immediately preceding CohnReznick’s resignation, there was a disagreement between the Company’s management and CohnReznick as to whether an outside valuation of the Company’s common stock and warrants was necessary to support various accounting amounts to be reported in the Company’s consolidated financial statements and elsewhere in the Amendment No. 1 to the Registration Statement on Form S-4 of Novume Solutions, Inc. in which the Company’s consolidated financial statements were to be included. Immediately following CohnReznick’s resignation, the Company’s Board of Directors spoke to representatives of CohnReznick on April 28, 2017, who stated that on April 25, 2017, an executive officer of the Company, after being informed that an outside valuation of the Company’s common stock and warrants was necessary, stated to CohnReznick that litigation against CohnReznick would be initiated by the Company. The Board of Directors indicated to CohnReznick that no decision to sue CohnReznick had been made and discussed with CohnReznick whether management’s decision on April 26, 2017 to engage a service provider for an outside valuation had removed the issue. However, CohnReznick advised the Company that it was resigning from its engagements with the Company because CohnReznick’s independence was impaired under the Standards of the Public Company Accounting Oversight Board and the Code of Professional Conduct of the AICPA.

The Company has provided CohnReznick with a copy of the foregoing disclosure, and requested that CohnReznick furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from CohnReznick addressed to the Securities and Exchange Commission dated as of May 4, 2017 is filed as Exhibit 15.1 to this Form 1-U.

Item 9. Other Events

The Company did not file its Annual Report on Form 1-K due on May 1, 2017. Despite using its best efforts to prepare the filing in advance of the due date, the Company was unable to timely file its audited consolidated financial statements for the years ended December 31, 2016 and 2015, which are required in the annual report, for the reasons stated above. The information supplied in Item 4 above is incorporated herein by reference. At this time, the Company is taking steps to file its Annual Report on Form 1-K as soon as practicable.

Exhibit Index

Exhibit No.	Description of Exhibit

15.1	Letter from CohnReznick LLP to the Securities and Exchange Commission, dated May 4, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYSTONE SOLUTIONS, INC.

Date: May 4, 2017	By:	/s/ Riaz Latifullah
Name: Riaz Latifullah
Title: Chief Financial Officer